EXHIBIT 99.3

Consent of Independent Engineers

We refer to our report auditing estimates of the conventional natural gas, natural gas liquids and oil reserves attributable to Husky Energy Inc. as of December 31, 2020 (the “Report”).

We hereby consent to the use of and reference to the Report incorporated by reference in the Registration Statement on Form F-10 of Cenovus Energy Inc. filed with the Securities and Exchange Commission on September 20, 2019 (File No. 333-233702) (the “Registration Statement”).

We also consent to the reference to our firm under the heading “Experts” in the prospectus supplement to the Registration Statement.

Sincerely,

Sproule Associates Limited

/s/ Steven J. Golko
Steven J. Golko, P. Eng
Senior VP, Reservoir Services

September 9, 2021

Calgary, Alberta, Canada